1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

July 28, 2014

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	Laudus Trust (File Nos. 33-21677 and 811-05547) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 84 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 87 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on May 20, 2014. PEA No. 84 relates to certain series of the Registrant (the “Funds”). The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP in a telephonic discussion on June 26, 2014.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 84, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please confirm in your response letter to the SEC staff that any reimbursement by a Fund to Charles Schwab Investment Management, Inc. (“CSIM”) under the contractual expense limitation agreement, as described in footnote 1 to certain of the fee tables, would not cause the Fund’s total annual fund operating expenses after the expense reduction to exceed the original expense limitation in place at the time the reduction was originally made by CSIM.

Response: As set forth in footnote 1 to certain fee tables, the contractual expense limitation agreement provides that any amounts “waived or reimbursed in a particular fiscal year will be subject to reimbursement by the fund to the investment adviser during the next two fiscal years to the extent that the repayment will not cause the fund’s total annual fund operating expenses to exceed the limit (as stated in the agreement) during the respective year.” As a result, we believe that the current disclosure in footnote 1 to certain fee tables clearly provides that any reimbursement by a Fund to CSIM under the contractual expense limitation agreement would not cause the Fund’s total annual fund operating expenses after the expense reduction to exceed the original expense limitation in place at the time the reduction was originally made by CSIM.

2.	Comment: If the Funds have significant exposure, please consider adding risk disclosure relating to investments in Russia.

Response: We confirm that none of the Funds currently have significant investments in Russia. As a result, no additional Russian-specific risk disclosure has been added in response to this comment.

3.	Comment: Please confirm that the composite performance information as disclosed in the “Performance information on the subadviser’s other accounts” section is consistent with the conditions in the Nicholas-Applegate Capital Management, SEC No-Action Letter (Aug. 6, 1996) (the “Nicholas-Applegate No-Action Letter”).

Response: We confirm that the disclosure relating to the composite performance information is consistent with the conditions in the Nicholas-Applegate No-Action Letter.

4	Comment: In light of the recent name change for the Laudus Mondrian International Government Fixed Income Fund and the Laudus Mondrian Global Government Fixed Income Fund from Laudus Mondrian International Fixed Income Fund and Laudus Mondrian Global Fixed Income Fund, respectively, please confirm that both Funds have adopted a non-fundamental policy under Rule 35d-1 under the 1940 Act (“Names Rule Policy”).

Response: We confirm that both Funds have adopted a Names Rule Policy to invest, under normal circumstances, at least 80% of their respective net assets (including any borrowings for investment purposes) in fixed income securities issued by governments, government agencies or instrumentalities including government-sponsored entities and supra-national entities.

5.	Comment: Consistent with the SEC staff’s guidance with regard to funds with “global” or “international” in their names, please disclose that the Laudus Mondrian Global Government Fixed Income Fund and Laudus Mondrian International Government Fixed Income Fund will invest 40% of their respective assets in foreign securities.

Response: The Registrant anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Registrant is not aware of any publicly-expressed SEC staff position requiring at least 40% of a “global” or “international” fund’s assets be so invested.

The Registrant believes that the relevant Funds’ investment strategies, as described in the “Principal investment strategies” and “Investment strategies” sections of the prospectus1 is consistent with the guidance provided in the adopting release for Rule 35d-1 under the 1940 Act, which states that investment companies using the term “global” or “international” in their names would be expected to “invest their assets in investments that are tied economically to a number of countries throughout the world.”2

Furthermore, the application of a particular quantified percentage test to the Funds (i.e., the 40% policy) would result in disparate treatment of the Funds as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” or “international” in their names under a standard that is more flexible or permissive than the one being proposed by the SEC staff here.

6.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or

[1]	For example, the current disclosure for the Laudus Mondrian Global Government Fixed Income Fund provides that “[t]he fund is a global fund that invests in issuers located throughout the world, including in emerging countries. . . . The fund will attempt to achieve its objective by investing in a broad range of fixed income securities, including debt obligations of governments, their agencies, instrumentalities or political subdivisions of developed and emerging countries and of companies located within such countries. . . . The fund may invest up to 40% of its net assets (determined at time of purchase) in securities denominated in the currencies of emerging countries. . . . The fund may invest up to 50% of its net assets (determined at time of purchase) in securities denominated in U.S. dollars.”
[2]	See Investment Company Names, Rel. No IC-24828 (Jan. 17, 2001), at note 42.

investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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